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                                                                    Exhibit 15.1

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of NZ Corporation
Phoenix, Arizona

We have audited the consolidated financial statements of NZ Corporation and subsidiaries as of December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, and have issued our report thereon dated March 2, 2001 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedules listed in Item 21 of this Registration Statement. These financial statement schedules are the responsibility of the Corporation's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

DELOITTE & TOUCHE LLP



Phoenix, Arizona
March 2, 2000